03011634

SECURITI[illegible] [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~27897~~ 48024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CITCO SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1288 Valley Forge Road, Suite 75
(No. and Street)

Valley Forge (City) Pennsylvania (State) 19482 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen F. Gallagher (610) 935-6135
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name — *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stephen F. Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Citco Securities, LLC, as of

12/31/, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Sworn to and subscribed before me this 26th day of Feb. 20 03.

Signature

Chief Financial Officer

Title

Notary Public

NOTARIAL SEAL
LAURA L. DeSTEFANO, Notary Public
Schuylkill Twp., Chester County
My Commission Expires December 19, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITCO SECURITIES, LLC
(A Delaware Limited Liability Company)

TABLE OF CONTENTS

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

SEC MAIL PROCESSING
RECEIVED
MAR - 3 2003
WASH. D.C. 181 SECTION

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Citco Securities, LLC

We have audited the accompanying balance sheet of Citco Securities, LLC (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Citco Securities, LLC, at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2003

Deloitte
Touche
Tohmatsu

CITCO SECURITIES, LLC
(A Delaware Limited Liability Company)

BALANCE SHEET
DECEMBER 31, 2002

ASSETS	
CASH	$2,277,291
DUE FROM CLEARING BROKERS	27,539
COMMISSIONS RECEIVABLE FROM OTHER BROKERS	29,302
RECEIVABLE FROM AFFILIATE	590,526
EQUIPMENT - Net of accumulated depreciation of $7,447	6,882
PREPAID EXPENSES AND OTHER ASSETS	50,551
TOTAL ASSETS	$2,982,091
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Payable to affiliate	$ 167,579
Other liabilities	60,434
Total liabilities	228,013
MEMBER'S EQUITY:	
Contributed capital	600,000
Retained earnings	2,154,078
Total member's equity	2,754,078
TOTAL LIABILITIES AND MEMBER'S EQUITY	$2,982,091

See notes to balance sheet.

CITCO SECURITIES, LLC
(A Delaware Limited Liability Company)

NOTES TO BALANCE SHEET
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

CITCO Securities, LLC (the "Company") was formed as a Delaware Limited Liability Company in November 1994 with CITCO Corporate Services, Inc. ("CCS") becoming its sole member in 1996. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation. During 1995, the Company began providing broker-dealer services to institutional customers as an introducing broker-dealer conducting securities transactions on a fully-disclosed basis.

The Company derives the majority of its income from one broker. This broker has relationships with several large money managers ("Customers"). The Company does not execute trades or hold assets on behalf of any of its Customers. The Company serves as the registered broker-dealer for the broker and provides the administrative services and regulatory overview for the relationship.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equipment - Equipment is stated at cost less accumulated depreciation and includes office furniture and equipment. Depreciation is computed using the straight-line method. Depreciation is calculated over the estimated useful lives of the assets (generally three or four years).

Due from Clearing Brokers - Commissions receivable from clearing brokers represent the Company's unpaid commissions from customers net of clearing fees charged by the clearing broker.

Commissions Receivable from Other Brokers - Commissions receivable from other brokerage organizations represent the Company's unpaid commissions from customers net of clearing fees charged by other brokerage firms.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements - In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45 *Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 significantly changes current practice in accounting for, and disclosure of guarantees. Under FIN No. 45, certain guarantees are required to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5 *Accounting for Contingencies.* FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN No. 45 became effective for any interim or annual periods ending after December 15, 2002 while the interpretation's initial recognition provisions

are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this interpretation has not, and is not expected to have a material impact on Company's financial statements.

Income Taxes - The Company is organized as a Limited Liability Company ("LLC") under state statute and is treated as a disregarded entity by CCS. The Company and CCS have entered into an intercompany agreement (the "Agreement"), which requires the Company to recognize an allocation of income tax expense in its separate financial statements in accordance with the Agreement. Any difference between the tax expense (or benefit) calculated using the separate return method and payments to be made to (or received from) CCS are reported in the separate financial statements of the Company as either a charge or a credit to member equity.

Temporary differences between income reported for financial statement purposes and taxable income are not significant. Accordingly, no deferred income taxes have been recorded as December 31, 2002.

As a single member LLC domiciled in the State of Pennsylvania ("Pennsylvania"), the Company is subject to Pennsylvania capital stock tax.

Included in prepaid expenses and other assets in the accompanying balance sheet is $50,000 relating to an overpayment and prepayment of Pennsylvania capital stock tax of $18,000 and $32,000 for the years ended December 31, 2001 and 2002, respectively.

3. PURCHASED SERVICES ARRANGEMENTS

The Company has entered into purchased arrangements in which it provides certain services to entities managed by its Customers. In return, the Company requests that the Customers transact a certain level of business for the benefit of the Company. As of December 31, 2002 $33,945 included in other payables in the accompanying balance sheet relates to these soft dollar arrangements.

4. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 1.67 to 1. The Company's net capital was $136,406 and the required net capital was $15,201.

The Company is exempt under the provisions of Rule 15c3-3 (Computation for Determination of Reserve Requirements for Brokers and Dealers) of the Securities Exchange Act of 1934, because it does not hold funds or securities for, or owe money or securities to, its customers.

The Company has entered into a written agreement with its clearing firms which requires the clearing firms to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firms are treated as allowable assets for purposes of the Company's net capital computation.

5. RELATED PARTIES

The Company paid a dividend of $1,060,000 to its sole member, CCS, during the year ended December 31, 2002 which is included in member's equity.

The Company has a broker-dealer split arrangement with Quaker Securities, Inc. ("QSI"), an affiliate. The Company recorded commissions receivable of $29,302 as of December 31, 2002 in connection with these transactions.

The Company also entered into a facilities and personnel sharing agreement with QSI during the year ended December 31, 2002.

The Company maintains an account with CITCO Banking Corporation N. V. ("CBC"), an affiliate, the balance of which is $1,969,714 at December 31, 2002. Included in this amount is $55,867 that is owed to another CITCO affiliate company and is included in the payable to affiliate account in the accompanying balance sheet as of December 31, 2002.

6. COMMITMENTS AND CONTINGENCIES

The Company is engaged in various brokerage activities in which counterparties primarily include fund managers and representatives from other financial institutions. The Company's clearing arrangements provide that, to the extent that the counterparties default on trades executed, the Company may be subject to claims made against it by the clearing firm, limited to market fluctuations. Management believes no such claims exist as of December 31, 2002.

The Company has entered into a written agreement with its clearing firm, which requires the Company to maintain at all times net capital, as defined, of at least $50,000 in excess of its minimum requirements. At December 31, 2002, the Company was in compliance with this covenant of its clearing agreement.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 26, 2003

Citco Securities, LLC
1288 Valley Forge Road
Suite 75
Valley Forge, PA 19482

In planning and performing our audit of the financial statements of Citco Securities, LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated January 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP